Mail Stop 6010	January 18, 2006

Mr. Stanley C. Erck
Chief Executive Officer
Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, Maryland 20878

Re:	Iomai Corporation
      Amendment No. 4 to Registration Statement on Form S-1
Filed January 9, 2006
File No. 333-128765

Dear Mr. Erck:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the reference to a phase 1/2 clinical trial for your needle-free flu vaccine patch. In order to use the term 1/2, we require that the study meet the requirements of both phase 1 and phase 2. Please confirm that the phase 1/2 clinical trial is expected to meet the requirements of both phase 1 and phase 2. Otherwise, revise to eliminate the reference to phase 1/2. If you retain the reference to phase 1/2, please disclose if you expect to conduct a phase 2 trial after the phase 1/2 trial or proceed directly to a phase 3 trial.


Risk Factors

"Our directors and management will exercise significant control .
.. .
.." Page 23

2. Please revise your disclosure to also state the percentage of your outstanding common stock that your directors and executive officers and their affiliates will collectively control after the offering, assuming the 958,333 shares are purchased in the offering by your existing investors or their affiliates.

Certain relationships and related party transactions, page 82

3. Please revise your disclosure regarding the preferred stock sale by Elan to disclose the sale price of the Series B preferred stock.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.


								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Paul M. Kinsella, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

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Mr. Stanley C. Erck
January 18, 2006
Page 1